[redacted]

13013656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 5 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville (City) New York (State) 14068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Jayson 716-636-0280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

300 Essjay Road, Suite 115 (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Jayson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None

Signature

President

Title

Notary Public 2/28/2013

CAROL LYNN PLATTER
Notary Public
State of New York
Qualified In Erie County
My Commission Expires
3/10/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and Supplemental Reports Required by Securities and Exchange Commission Rules)

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Reports Required by Securities
and Exchange Commission Rules)

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Table of Contents

* * * * *

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (the Corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmoreland Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 27, 2013

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	10,748
Prepaid expenses		3,813
Tax benefit receivable from affiliates		61,767
Total assets	$	76,328

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable		994
Accrued expenses		3,585
Total liabilities		4,579
Stockholder's equity:		
Common stock, no par value, 200 shares authorized; 5 shares issued and outstanding		5,500
Additional paid-in capital		309,607
Accumulated deficit		(243,358)
Total stockholder's equity		71,749
Total liabilities and stockholder's equity	$	76,328

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Income
Year ended December 31, 2012

Operating income:	
Commissions	$ 941,024
Other	11,228
Total operating income	952,252
Operating expenses:	
Commissions	784,870
Due dilligence	155,875
Fees and subscriptions	4,040
Professional fees	3,515
Administrative	2,095
Insurance	1,122
Total operating expenses	951,517
Income before taxes	735
Tax expense	622
Net income	$ 113
Basic income per share	$ 22.60

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2011

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances at December 31, 2011	$ 5,500	309,607	(243,471)	71,636
Net income	-	-	113	113
Balances at December 31, 2012	$ 5,500	309,607	(243,358)	71,749

See accompanying notes to financial statements.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	113
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in:		
Prepaid expenses		(2,043)
Tax benefit receivable from affiliates		188
Accounts payable		(455)
Accrued expenses		800
Commissions payable		(36)
Net cash used in operating activities		(1,433)
Cash at beginning of year		12,181
Cash at end of year	$	10,748

See accompanying notes to financial statements.

(1) Organization

Westmoreland Capital Corporation (the Corporation), a wholly-owned subsidiary of J.M. Jayson & Company, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) (the parent company) and is a member of the Financial Industry Regulatory Authority (FINRA). The Corporation is an "introducing broker," who does not take possession of customer funds or carry customer accounts. The Corporation is engaged primarily in the sale of mutual fund investments and units of limited partnership interests.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Subsequent Events

The Corporation has evaluated events after December 31, 2012 and through February 27, 2013, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

The Corporation is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Corporation's parent company or affiliates are involved.

The Corporation files a consolidated income tax return with its parent company. As such, the Corporation's Federal tax expense or benefit is recorded in the related affiliate receivable. During 2012, the Corporation recognized a Federal tax expense of $272 related to the 2012 net income, which decreased the accumulative tax benefit receivable from affiliates to $61,767 as of December 31, 2012.

(4) Income Taxes

The Corporation files a consolidated Federal income tax return with J.M. Jayson & Company, Inc. Federal income tax expense (benefit) is based on amounts that would be payable if separate Federal income tax returns were filed. The Corporation files separate state income tax returns. The Federal tax benefit receivable as of December 31, 2012 amounted to $61,767 (note 3). There are no material temporary differences giving rise to deferred taxes.

The expense from income taxes consists of the following for the year ended December 31, 2012:

Current:	
State	$ 435
Federal	187
	$ 622

The Corporation's expense from income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes) primarily as a result of state income taxes and the effect of graduated tax rates.

(4) Income Taxes, Continued

The following provides a reconciliation of the benefit from income taxes calculated at the Federal statutory rate and the benefit from income taxes reported in the accompanying statement of operations:

Income before taxes	$ 735
Federal tax at statutory rate	249
Benefit of graduated tax rate	(62)
Minimum state taxes, net of Federal	435
Income taxes	$ 622

The Corporation recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on the technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2012, management determined the Corporation had no uncertain tax positions which would fail such recognition criteria. The Corporation is no longer subject to tax examination for the years ended December 31, 2008 and prior.

(5) Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (see Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Corporation capital less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2012, the Corporation's net capital and required net capital (as defined) were $6,169 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.74 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Corporation's business (note 1) these conditions are satisfied and the Corporation claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 presented by the Corporation, disclosed that no material differences exist.

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2012

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 71,749
Deduct non-allowable assets from statement of financial condition:		
Prepaid expense	$ 3,813	
Tax benefit receivable from affiliates	61,767	(65,580)
Net capital		6,169
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $305 or $5,000)		(5,000)
Excess net capital		$ 1,169
Aggregate indebtedness:		
Accounts payable		$ 994
Accrued expenses		3,585
Total aggregate indebtedness		$ 4,579
Ratio - Aggregate indebtedness to net capital		0.74 to 1

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

In planning and performing our audit of the financial statements of Westmoreland Capital Corporation (the Corporation) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. That study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Buffalo • Rochester • Albany • New York City • Los Angeles

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 27, 2013

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURCES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Westmoreland Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westmoreland Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westmoreland Capital Corporation's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined copy of client submission) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (examined cash receipts and disbursements documentation) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (examined Form SIPC-7 and traced amounts to supportive documentation) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
February 27, 2013